UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2021
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

As of December 31, 2021 and 2020
and for the Year Ended December 31, 2021

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2007.

/s/ Ennis, Pellum & Associates, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 28, 2022

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2021	December 31, 2020
Investments
Investments, at fair value (Note 3)	$15,952,998	$14,304,071
Investments, at contract value (Note 4)	6,246,956	7,060,536
Total investments	22,199,954	21,364,607

Receivables
Notes receivable from participants	900,791	782,006
Participant contributions	16,451	55,533
Employer contributions	11,172	27,408
Accrued interest and dividends	145,934	2,014
Total receivables	1,074,348	866,961

Liabilities	(3,774)	—

Net Assets Available for Benefits	$23,270,528	$22,231,568

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2021
Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$1,559,162
Interest and dividends	539,164
Total investment income	2,098,326

Interest on notes receivable from participants	40,566

Contributions:
Participant contributions	1,201,998
Employer contributions	665,175
Total contributions	1,867,173

Total additions to net assets	4,006,065

Deductions from Net Assets
Distributions to participants	(2,792,207)
Administrative expenses	(16,576)
Total deductions from net assets	(2,808,783)

Net increase before transfers of assets from this plan	1,197,282

Net transfers of assets from this plan (Note 1)	(158,322)

Net assets available for benefits:
Beginning of year	22,231,568
End of year	$23,270,528

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

1.Description of the Plan
The following brief description of the Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible hourly-paid bargaining unit employees of the Fernandina plant of Rayonier Advanced Materials Inc. (the “Company” or “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to contribute to the Plan on the first day of the month following 120 days of service without interruption or the date on which one year of eligibility service is completed, whichever is earlier. Once eligible, participants are automatically enrolled to contribute 3% of their salary on a before-tax basis to their retirement account through automatic payroll deductions. The contribution rate will automatically increase by 1% following the year that salary deferrals to the plan began. The automatic increase will stop once a participant reaches a 10% contribution rate. Employees have the option to decline automatic enrollment at any time.
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the record keeper of the Plan, and administers the Plan’s investment assets for the benefit of participants. Effective January 4, 2021, Empower Retirement acquired Mass Mutual and will serve as the record keeper and administer the Plan’s assets for the benefit of participants going forward. Reliance Trust Company serves as the trustee of the Plan’s investments in Rayonier Advanced Materials Inc. common stock, mutual funds, and common investment trusts (collectively the “Trust”).
Contributions
Participants may contribute up to 100 percent of eligible compensation, on a before-tax basis, after-tax basis or a combination thereof, subject to Internal Revenue Code (“IRC”) limitations.
Effective September 1, 2019 and as a result of a new collective bargaining agreement covering Plan participants, the Company will make a matching contribution of 100 percent of the first three percent of each participant’s eligible compensation contributed to the Plan and 50 percent of the next three percent of the participant’s eligible compensation contributed to the Plan. Prior to September 1, 2019, the Company made a matching contribution equal to 50 percent of the first six percent of each participant’s eligible compensation contributed to the Plan, limited to $1,150 per participant for each year.
The Company closed enrollment in its defined benefit pension plans to new employees hired or rehired after April 2006. Effective May 2006, eligible employees hired or rehired after April 2006 receive an enhanced retirement contribution in addition to the standard matching contribution, in accordance with the collective bargaining agreement. For the year ended December 31, 2021, the enhanced retirement contribution was $1,500 annually for each eligible employee.
Each year, participants may contribute up to the maximum allowed by the IRC. In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are fully vested in their contributions as well as actual earnings/losses thereon. Participants vest in the Company contributions, enhanced retirement contributions and annual contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

Forfeitures
The balance of forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. There were $38,837 in forfeitures for the year ended December 31, 2021. During 2021, no forfeitures were utilized to reduce employer contributions or pay for administrative expenses. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2021 and 2020, the balance in forfeited, non-vested accounts totaled $4,135 and $19,625, respectively, in the MassMutual Separate Account Guaranteed Interest Contract (“SAGIC”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer their account balance into the corresponding plan. The transfer is included in the “Net transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into most investment options if they have transferred into and out of the same option within the previous 60 days. The SAGIC is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70 1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance contributed prior to October 2016.  Withdrawals from before-tax account balances, after-tax balances contributed after October 2016 and earnings on after-tax account balances are allowable before attaining the age of 59 1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.
2.Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 - Fair Value Measurements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid directly by the Plan, including various advisors and the Plan auditor. Other expenses may be paid by the Sponsor. Fees charged by the individual funds and participant specific expenses deducted from the participant’s balance are reflected as a component of the net appreciation (depreciation) in fair value of investments. Participant accounts are charged with an allocation of administrative expenses.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 28, 2022, the date the financial statements were issued and there were no items requiring disclosure herein.
3.Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 -     Quoted prices in active markets for identical assets or liabilities.
Level 2 -     Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

Level 3 -     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Common stock fund Valued using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Pooled separate investment accounts Valued using the daily closing price of the underlying pool of securities as published. Purchases and sales may occur daily within these accounts. As of December 31, 2021 and 2020, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
Mutual funds Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.
Collective trusts Valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares owned. The NAV is a quoted price in a market that is not active. These funds transact at their NAV. There are no restrictions in place with respect to the daily redemption of the collective trust funds. There are no unfunded commitments at December 31, 2021 and 2020.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2021:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock Fund	$—	593,752	$—	$593,752
Pooled Separate Investment Accounts	—	2,246,493	—	2,246,493
Mutual Funds	13,112,753	—	—	13,112,753
Investments at Fair Value	$13,112,753	$2,840,245	$—	15,952,998

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2020:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock Fund	$—	$706,932	$—	$706,932
Pooled Separate Investment Accounts	—	2,670,536	—	2,670,536
Mutual Funds	442,972	—	—	442,972
Total assets in the fair value hierarchy	$442,972	$3,377,468	$—	3,820,440
Collective Trusts (a)				10,483,631
Investments at Fair Value				$14,304,071
a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

4.Fully Benefit-Responsive Investment Contract
The Plan holds a traditional investment contract that is fully benefit-responsive and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The benefit-responsive investment contract with MassMutual is a separate account evergreen group annuity contract, or SAGIC. MassMutual maintains the contributions in a separate account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer, and in an instance of a shortfall in the separate account, claims would be against MassMutual’s general assets. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting. The Plan may terminate the contract with 30 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) termination notice by the Company, (ii) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (iii) notice of termination by MassMutual on the anniversary date; (iv) a breach of contract by the Plan; or (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
5.Company Dividends
The Plan did not receive any cash dividends on Rayonier Advanced Materials Inc. common stock owned during the year ended December 31, 2021 as the Company did not declare or pay dividends in 2021.
6.Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2021 and 2020, the Plan held approximately 97,900 and 103,209 shares of Rayonier Advanced Materials Inc. common stock, respectively, which represented approximately 0.2 percent and 0.2 percent of the Company’s total shares outstanding, respectively.
Certain Plan investments are in holdings managed by MassMutual and Empower serves as the Plan’s record keeper effective January 4, 2021. Accordingly, these transactions qualify as party-in-interest transactions. Empower provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and MassMutual, which was delegated to Empower. MassMutual and Empower receive revenue from mutual fund service providers for services provided to the funds. This revenue is used to offset certain amounts owed for administrative services to the Plan.
If the revenue received from such mutual fund service providers exceeds the amount owed under the MSA, MassMutual remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Certain expenses from plan service providers as described in Note 2 are paid by the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
7.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

8.Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document.  The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2014, stating that the form of this plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
9. Concentration of Investments
The Plan is concentrated in the following investments as of December 31, 2021 and 2020.

Investment	Description	December 31, 2021	December 31, 2020
Mass Mutual Separate Guaranteed Interest Contract	Guaranteed Interest Account	27%	32%
BlackRock Lifepath Inx 2030 Fd	Mutual Fund	12%	N/A
Prudential Day One 2030	Mutual Fund	N/A	11%

10.     Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2021 and 2020.

December 31, 2021
Net assets available for benefits per the financial statements	$23,270,528
Accrued expenses	3,774
Less: Contributions receivable	(27,623)
Interest and dividends receivable	(145,934)
Net assets available for benefits per Form 5500	$23,100,745

December 31, 2020
Net assets available for benefits per the financial statements	$22,231,568
Less: Contributions receivable	(82,941)
Interest receivable	(2,014)
Net assets available for benefits per Form 5500	$22,146,613

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2021.

Year Ended
December 31, 2021
Increase in net assets available for benefits before transfers per the financial statements	$1,197,282
Change in accrued expenses	3,774
Change in contributions receivable	55,318
Change in interest receivable	(143,920)
Net income per Form 5500	$1,112,454

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2021

Plan Number 034
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	MassMutual	Separate Account Guaranteed Interest Contract	(1)	$6,246,956
	BlackRock	BlackRock Lifepath Inx 2030 Fd	(1)	2,808,435
	BlackRock	BlackRock Lifepath Inx Rmnt Fd	(1)	2,078,009
	BlackRock	BlackRock Lifepath Inx 2025 Fd	(1)	1,698,461
	BlackRock	BlackRock Lifepath Inx 2035 Fd	(1)	1,529,843
	BlackRock	BlackRock Lifepath Inx 2040 Fd	(1)	1,357,371
*	MassMutual	SIA-CAA MassMutual S&P 500 Index Fund	(1)	1,250,952
	American Funds	American Funds Growth America	(1)	1,021,307
	BlackRock	BlackRock Lifepath Inx 2050 Fd	(1)	760,844
	BlackRock	BlackRock Lifepath Inx 2045 Fd	(1)	617,331
	BlackRock	BlackRock Lifepath Inx 2055 Fd	(1)	545,792
	BlackRock	BlackRock Lifepath Inx 2060 Fd	(1)	264,902
*	MassMutual	SIA-QI Mid Cap Index (Northern)	(1)	206,528
	Legg Mason	Western Asset Core Bond Fund	(1)	198,355
*	MassMutual	SIA-CNJ Small Cap Index (Vanguard)	(1)	169,904
	Federated	MTD Small Cap Growth Fund	(1)	163,218
*	MassMutual	SIA-JPU Special Smll Cp VI (Allspring)	(1)	126,631
*	MassMutual	SIA-CBZ MM MSCI EAFE Intl Idx	(1)	121,587
*	MassMutual	SIA-DR Discovery (Allspring)	(1)	100,950
*	Mass Mutual	SIA-KR EuroPacific Growth (American)	(1)	85,066
*	MassMutual	SIA-VV MFS Value	(1)	82,828
	American Century Funds	American Century Mid Cp Val	(1)	58,478
*	MassMutual	SIA-CMZ Total Bnd Mrkt Index (Vanguard)	(1)	45,203
*	MassMutual	SIA-C Developing Markets (Invesco)	(1)	30,664
*	MassMutual	SIA-JDV Income (PIMCO)	(1)	26,180
	BlackRock	BlackRock Lifepath Inx 2065 Fd	(1)	10,407
*	Stock Fund	Rayonier Advanced Materials Inc. Common Stock Fund	(1)	593,752
*	Participant Loans	Participant Loans**	N/A	900,791
				$23,100,745

*	Denotes exempt party-in-interest transaction.
**	The loans bear fixed interest rates of 4.25 percent to 6.50 percent with maturities through June 6, 2030
(1)	Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 28, 2022

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith